Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

September 8, 2021.

Item 3	News Release

The press release attached as Schedule “A” was released on September 8, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

September 8, 2021.

SCHEDULE “A”

Bitfarms Provides Bitcoin Production and Mining Operations Updates; Over 2,000 Bitcoin in custody

Toronto, Ontario and Brossard, Québec (September 8, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (NASDAQ: BITF // TSXV: BITF), a publicly traded Bitcoin mining company currently powering over 1% of the Bitcoin network with greater than 99% green hydroelectricity, today announces a Bitcoin production and operations update.

Mining Production Highlights as of September 1, 2021

●	Mined 354 new Bitcoin during August 2021. The Company is currently mining approximately 10 Bitcoin each day.

●	Mined 745 Bitcoin in the first two months of the third quarter, equivalent to approximately 98% of Bitfarms entire second quarter Bitcoin production.

●	Mined 2,102 Bitcoin in the first eight months of 2021.

●	Deposited 2,028 Bitcoin into custody through September 1, 2021, representing approximately 96% of the Company’s Bitcoin production this year and valued at approximately US$101.4 million based on a Bitcoin price of US$50,000.

●	As of September 1, 2021, Bitfarms’ year-to-date Bitcoin (“BTC”) production by month was:

Month	BTC
January	199
February	178
March	221
April	232
May	262
June	265
July August	391 354

Mining Operations Update

The Company is positioned to make substantial progress over the remaining months of 2021 towards its goals of 3 Exahash by first quarter 2022 and 8 Exahash by year-end 2022.

-	Bitfarms is scheduled to receive its first delivery of 7,230 Bitmain S19j Pros before the end of September. These miners will initially be deployed primarily to replace Bitmain S9s, driving significant improvements in total operating hashrate, average operating efficiency, production rate, and reducing average Bitcoin production cost. The additional 723 Petahash per second represent an approximate 50% growth from the Company’s existing network hashrate of 1.4 Exahash per second.

-	Bitfarms’ Cowansville, Quebéc, facility is now operational and expected to be running at full capacity by the end of September. This is expected to contribute approximately 100 Petahash above the current production level.

-	The Company agreed with the City of Sherbrooke, Québec, on a comprehensive plan to accelerate the utilization of all 96 MW of power in new, state-of-the-art facilities in the City.

-	At the beginning of September, Bitfarms continued its geographic expansion with the signing in Paraguay of a five-year lease with an annually-renewable power purchase agreement to secure 10 MW of green hydro electrical capacity at the competitive rate of 3.6 US cents per kilowatt hour. The new Paraguay facility will be used to house approximately 3,000 used miners capable of 150 Petahash per second and is anticipated to be fully operational by December 2021. If the site were fully operational today it would be producing Bitcoin at a cost of approximately US$7,850 per coin. The Company continues to pursue other opportunities within Paraguay to increase it productive capacity.

“As we execute on our expansion plans, we are excited to surpass 2 Exahash per second in the coming months and continue to add most of our mined Bitcoin to treasury at an even faster rate than in the first half of 2021,” commented Emiliano Grodzki, Bitfarms Founder and Chief Executive Officer. “As we work to execute on our growth targets, we are aggressively pursuing opportunities to add new infrastructure to support our equipment acquisitions and look forward to reporting on even greater infrastructure growth in the months ahead,” added Mr. Grodzki.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pureplay mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

MW: Megawatt

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect to its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; the Company’s limited operating history; future capital needs and uncertainty of additional financing including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program as well as capital market conditions in general; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; dilution in relation to the Company’s ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor

Relations:

CORE IR

+1 516 222 2560

Investors@bitfarms.com

US Media:

CORE IR

Jules Abraham, Director of Public Relations

julesa@coreir.com

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com